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August 9, 2011

Equinox Funds Trust 1660 Lincoln Street, Suite 100 Denver, Colorado 80264

Re:	Equinox Funds Trust File Nos. 811-22447 and 333-168569

Ladies and Gentlemen:

We have acted as counsel to Equinox Funds Trust, a statutory trust formed under the laws of the State of Delaware (the “Trust”), in connection with the filing with the Securities and Exchange Commission (“SEC”) of one or more Post-Effective Amendments to the Trust’s Registration Statement on Form N-1A (File Nos. 811-22447; 333-168569) (the “Amendments”), registering an indefinite number of shares of beneficial interest (“Shares”) of the following series of the Trust and classes of each such series: (1) Equinox Event Driven Legends Fund – Class A Shares, Class C Shares, and Class I Shares; (2) Equinox Equity Long-Short Legends Fund – Class A Shares, Class C Shares, and Class I Shares; (3) Equinox Abraham Strategy Fund – Class I Shares; (4) Equinox Cantab Strategy Fund – Class I Shares; (5) Equinox Chesapeake Strategy Fund– Class I Shares; (6) Equinox Crabel Two Plus Strategy Fund– Class I Shares; (7) Equinox Eclipse Strategy Fund– Class I Shares; (8) Equinox John Locke Strategy Fund– Class I Shares; (9) Equinox Mesirow Strategy Fund– Class I Shares; (10) Equinox QCM Strategy Fund– Class I Shares; (11) Equinox QIM/WNTN Strategy Fund– Class A Shares, Class C Shares and Class I Shares and (12) Equinox Tiverton Strategy Fund – Class I Shares, under the Securities Act of 1933, as amended (the “1933 Act”).

You have requested our opinion as to the matters set forth below in connection with the filing of the Amendments.  For purposes of rendering this opinion, we have examined the Amendments, the Certificate of Trust of the Trust, the Agreement and Declaration of Trust of the Trust, the By-Laws of the Trust, and the resolutions adopted by the Board of Trustees of the Trust that provide for the issuance of the Shares and which are incorporated by reference into the Agreement and Declaration of Trust by its terms, and we have made such other investigation as we have deemed appropriate.  We have examined and relied upon certificates of public officials and, as to certain matters of fact that are material to our opinions, we have also relied on a certificate of an officer of the Trust as to certain matters, including the authorization of the issuance of the Shares.  We have not verified any of those assumptions.

Our opinion, as set forth herein, is limited to the federal laws of the United States of America and the laws of the State of Delaware that, in our experience, generally are applicable to the issuance of shares by entities such as the Trust.  We express no opinion with respect to any other laws.

Based upon and subject to the foregoing, we are of the opinion that the Shares to be issued pursuant to the Amendments have been duly authorized for issuance by the Trust, and when issued and paid for upon the terms provided in the Amendments, will be validly issued, fully paid and nonassessable.

This opinion is rendered solely in connection with the filing of the Amendments.  We hereby consent to the filing of this opinion with the SEC in connection with the Amendments and to the reference to this firm in each statement of additional information that is being filed as part of the Amendments.  In giving our consent we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the 1933 Act or the rules and regulations of the SEC thereunder.

Very truly yours,
/s/ Pepper Hamilton LLP
Pepper Hamilton LLP

cc:	Robert J. Enck

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